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TUTTLE TWINS SHOW, LLC

Financial Statements
As of December 31, 2025 and 2024 and For the Years Then Ended

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Tuttle Twins Show, LLC

Opinion

We have audited the accompanying financial statements of Tuttle Twins Show, LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuttle Twins Show, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Tuttle Twins Show, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Tanner LLP

April 29, 2026

Balance Sheets

	As of December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash	$ 371,278	$ 158,680
Accounts receivable	4,119,140	379,652
Prepaid expenses and other current assets	4,704	16,221
Total current assets	4,495,122	554,553
Property and equipment, net	13,575	24,884
Digital assets	87,409	93,287
Operating lease right-of-use asset	-	21,307
Production costs, net	12,591,726	10,723,717
Total assets	$ 17,187,832	$ 11,417,748
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 49,464	$ 46,348
Accrued expenses	1,059,001	320,279
Lease liability	-	21,307
Convertible notes payable	9,205,000	5,300,000
Total current liabilities	10,313,465	5,687,934
Commitments and contingencies		
Members' equity	6,874,367	5,729,814
Total liabilities and members' equity	$ 17,187,832	$ 11,417,748

See accompanying notes to financial statements.

Statements of Operations

	For the Years Ended December 31,	
	2025	**2024**
Revenue	$ 3,745,185	$ 463,244
Operating expenses:		
General and administrative	1,073,903	841,317
Depreciation and amortization	1,396,877	176,309
Total operating expenses	2,470,780	1,017,626
Operating income (loss)	1,274,405	(554,382)
Other income (expense):		
Interest expense	(500,341)	(227,568)
Other income (expense), net	(5,474)	27,100
Total other expense, net	(505,815)	(200,468)
Income (loss) before income taxes	768,590	(754,850)
Provision for income taxes	(42,504)	(100)
Net income (loss)	$ 726,086	$ (754,950)

See accompanying notes to financial statements.

Statements of Members' Equity

For the Years Ended December 31, 2025 and 2024

	Preferred			Common						
	Units		Amount	Units		Amount		Accumulated Deficit		Total Members' Equity
Balance at January 1, 2024	7,830,897	$	7,285,983	11,293,815	$	1,001,978	$	(2,079,410)	$	6,208,551
Equity-based compensation	-		-	322,720		296,213		-		296,213
Repurchase of common units	-		-	(22,472)		(20,000)		-		(20,000)
Net loss	-		-	-		-		(754,950)		(754,950)
Balance at December 31, 2024	7,830,897		7,285,983	11,594,063		1,278,191		(2,834,360)		5,729,814
Equity-based compensation	-		-	449,661		418,467		-		418,467
Net income	-		-	-		-		726,086		726,086
Balance at December 31, 2025	7,830,897	$	7,285,983	12,043,724	$	1,696,658	$	(2,108,274)	$	6,874,367

See accompanying notes to financial statements.

Statements of Cash Flows

<table>
<tr><td></td><td colspan="4">*For the Years Ended December 31,*</td></tr>
<tr><td></td><td colspan="2">**2025**</td><td colspan="2">**2024**</td></tr>
<tr><td>**Cash flows from operating activities:**</td><td></td><td></td><td></td><td></td></tr>
<tr><td>Net income (loss)</td><td>$</td><td>726,086</td><td>$</td><td>(754,950)</td></tr>
<tr><td>Adjustments to reconcile net income (loss) to net cash used in operating activities:</td><td></td><td></td><td></td><td></td></tr>
<tr><td> Depreciation and amortization</td><td></td><td>1,396,877</td><td></td><td>176,309</td></tr>
<tr><td> Amortization from right-of-use asset</td><td></td><td>21,307</td><td></td><td>19,810</td></tr>
<tr><td> Equity-based compensation</td><td></td><td>418,467</td><td></td><td>296,213</td></tr>
<tr><td> Unrealized (gain) or loss on digital assets</td><td></td><td>5,878</td><td></td><td>(18,287)</td></tr>
<tr><td> Change in other operating assets and liabilities:</td><td></td><td></td><td></td><td></td></tr>
<tr><td>   Other assets</td><td></td><td>11,517</td><td></td><td>28,474</td></tr>
<tr><td>   Accounts receivable</td><td></td><td>(3,739,488)</td><td></td><td>(454,652)</td></tr>
<tr><td>   Production costs</td><td></td><td>(3,253,577)</td><td></td><td>(3,752,412)</td></tr>
<tr><td>   Accounts payable and accrued liabilities</td><td></td><td>741,838</td><td></td><td>5,805</td></tr>
<tr><td>   Lease liability</td><td></td><td>(21,307)</td><td></td><td>(20,206)</td></tr>
<tr><td>   Net cash used in operating activities</td><td></td><td>(3,692,402)</td><td></td><td>(4,473,896)</td></tr>
<tr><td>**Cash flows from financing activities:**</td><td></td><td></td><td></td><td></td></tr>
<tr><td> Repurchase of common units</td><td></td><td>-</td><td></td><td>(20,000)</td></tr>
<tr><td> Proceeds from issuance of convertible notes payable</td><td></td><td>3,905,000</td><td></td><td>4,400,000</td></tr>
<tr><td>   Net cash provided by financing activities</td><td></td><td>3,905,000</td><td></td><td>4,380,000</td></tr>
<tr><td>Net change in cash</td><td></td><td>212,598</td><td></td><td>(93,896)</td></tr>
<tr><td>Cash at beginning of year</td><td></td><td>158,680</td><td></td><td>252,576</td></tr>
<tr><td>Cash at end of year</td><td>$</td><td>371,278</td><td>$</td><td>158,680</td></tr>
<tr><td>**Supplemental disclosure of cash flow information:**</td><td></td><td></td><td></td><td></td></tr>
<tr><td> Cash paid for income taxes</td><td>$</td><td>100</td><td>$</td><td>100</td></tr>
<tr><td>**Supplemental disclosures of non-cash investing and financing information:**</td><td></td><td></td><td></td><td></td></tr>
<tr><td> Digital assets received in satisfaction of accounts receivable</td><td>$</td><td>-</td><td>$</td><td>75,000</td></tr>
<tr><td> Operating right-of-use asset obtained in exchange for lease obligation</td><td></td><td>-</td><td></td><td>40,022</td></tr>
<tr><td> Operating right-of-use asset forfeited in satisfaction of lease obligation</td><td></td><td>-</td><td></td><td>14,359</td></tr>
</table>

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Tuttle Twins Show, LLC (the Company) was incorporated on April 3, 2020 as a Utah corporation. The Company creates animation content for children.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

A major customer is considered to be one that comprises more than 10% of the Company's accounts receivable or annual revenues. Angel Studios, Inc. (Angel Studios), a related party through an equity ownership of the Company, provided 100% of the Company's total digital media (VOD and SVOD) revenues for the years ended December 31, 2025 and 2024, and accounts receivable as of December 31, 2025 and 2024.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total purchases. Concentrations of vendors were as follows for the years ended December 31, 2025 and 2024:

	2025	2024
Vendor A	37%	17%
Vendor B (related party)	*	14%

*Vendor accounted for less than 10% for the year indicated.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific allowances for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received by the agreed upon due date. The Company has tracked historical loss information for its trade receivables and compiled historical credit loss percentages for different aging categories (current, 1–30 days past due, 31–60 days past due, 61–90 days past due, and more than 90 days past due). The Company also identifies customers it deems are insolvent and provides specific allowances for those customers based on various assumptions including the customers' financial position, age of the customers' receivables, and changes in payment schedules as well as economic trends. Accounts receivable as of December 31, 2025 is composed of unbilled receivables due from Angel Studios related to royalties and services performed in 2025 but not billed until 2026.

Estimates of expected credit losses are based on historical collection experience and other factors. The allowance for credit losses is maintained at a level that management considers adequate to provide for losses based on an evaluation of known and possible risks of collection of receivable balances. Management believes that the historical loss information it has compiled is a reasonable base on which to determine expected credit losses for trade receivables held as of December 31, 2025 because the composition of the trade receivables as of that date is consistent with that used in developing the historical credit-loss percentages (i.e., the similar risk characteristics of its customers and its lending practices have not changed significantly over time). Account balances are charged off against the allowance for credit losses when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. Management determined that no allowance for credit losses was necessary as of December 31, 2025 and 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Furniture and fixtures	5 years
Computers	3 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation is removed from the related accounts and any gain or loss is reflected in the statements of operations.

Digital Assets

The Company holds digital assets and accounts for all digital assets held in accordance with *ASC 350, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60)*. The digital assets are initially valued at the exchange quoted price at the time they are acquired and are subsequently remeasured as of the balance sheets dates. The fair value of the digital assets is based on the exchange quoted price and represent a Level 1 input under the fair value hierarchy. The activity from remeasurement of digital assets to fair value is reflected in the statements of operations within other income (expense).

During 2024, the Company received digital assets with an initial fair value of $75,000 in satisfaction of accounts receivable. During 2025 and 2024, the Company recorded an unrealized gain (loss) of ($5,878) and $18,287, respectively, on the assets which is included in other income (expense) in the accompanying statements of operations. As of December 31, 2025 and 2024, the fair value of the digital assets was $87,409 and $93,287, respectively.

Production Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company amortizes production costs in accordance with the individual-film-forecast-computation method of amortization for episodic television series, which uses the revenues recognized in the current calendar year divided by the remaining unrecognized ultimate revenue to determine the percentage of total film production costs to be amortized. The Company periodically evaluates impairment of capitalized film costs. Any unamortized capitalized film costs in excess of fair value are written off. As of December 31, 2025 and 2024, the Company determined no impairment existed.

Impairment of Long-Lived Assets

The Company reviews its property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2025 and 2024.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company's intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD) and 2) ad share revenue and promotional revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

> 1) Identify the contract with the customer
> 2) Identify the performance obligations in the contract
> 3) Determine the transaction price
> 4) Allocate the transaction price to performance obligations in the contract
> 5) Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company's intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios' customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer.

Ad Share and Promotional Revenue

The Company has monetized their YouTube marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms. The Company also has agreements with service providers, where content may be created and distributed with product placements or messages from the service providers. Revenue is recognized when the content is aired with these product placements.

The following table presents the Company's revenue disaggregated by the previously mentioned performance obligations for the years ended December 31:

	2025	2024
Digital media (VOD and SVOD)	$ 3,736,988	$ 379,652
Ad share and promotional revenue	8,197	83,592
	$ 3,745,185	$ 463,244

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $161,000 and $96,000 for the years ended December 31, 2025 and 2024, respectively.

Leases

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Such assets are classified as ROU assets with a corresponding lease liability.

For all arrangements where it is determined that a lease exists, the related ROU assets and lease liabilities are recorded as either operating or finance leases. At inception or modification, the Company calculates the present value of lease payments using the implicit rate determined from the contract or the Company's incremental borrowing rate applicable to the lease, which is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset. The present value is adjusted for prepaid lease payments, lease incentives, and initial direct costs. Lease expense is recognized for these leases on a straight-line basis over the expected lease term. Non-lease costs, such as common-area maintenance costs, taxes, and insurance, are not included in the measurement of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Income Taxes

The Company is an LLC taxed as a corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through April 29, 2026, which is the date the financial statements were available to be issued.

2. Liquidity

As shown in the accompanying financial statements, the Company had accumulated a net loss of approximately $2,108,000 as of December 31, 2025, and used net cash of approximately $3,692,000 in operating activities in 2025. The Company has signed an agreement and plan of merger with Angel Studios, which valued the Company at an enterprise value of $19,002,000, subject to adjustments for indebtedness, transaction expenses, and change-in-control payments. The merger is expected to close in 2026. If the merger fails to finalize, the management has determined the Company can conserve cash by pausing production on new seasons if necessary. Management also intends to seek financing through additional issuance of convertible promissory notes. Although there can be no assurance, management believes these plans can be put in place if necessary to fulfill the Company's obligations through April 29, 2027.

3. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2025		2024
Furniture and fixtures	$ 30,762	$	30,762
Computers	14,096		14,096
	44,858		44,858
Less accumulated depreciation	(31,283)		(19,974)
	$ 13,575	$	24,884

Depreciation expense on property and equipment for the years ended December 31, 2025 and 2024 was $11,309.

4. Leases

In February 2024, the Company entered into a lease agreement with a related party to lease office space under an operating lease with a term of 23 months, ending December 31, 2025. Upon completion of the lease, the Company entered into a short-term lease extension. As it is not reasonably certain the lease will extend past 12 months, the Company has not recorded an operating lease right-of-use asset or lease liability.

Rent expense under the operating leases was $23,465 and $19,320 for the years ended December 31, 2025 and 2024, respectively.

5. Production Costs

Production costs consisted of the following as of December 31:

	2025	2024
Released	$ 11,546,415	$ 9,191,523
Completed and not released	249,287	258,249
In production	2,346,593	1,438,945
	14,142,295	10,888,717
Less accumulated amortization	(1,550,569)	(165,000)
	$ 12,591,726	$ 10,723,717

Amortization expense on production costs for the years ended December 31, 2025 and 2024 was $1,385,568 and $165,000, respectively.

6. Commitments and Contingencies

Legal Matters

The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's consolidated financial position, results of operations, and liquidity.

Employee Agreements

The Company has entered into employment agreements with certain members of management. The terms of each agreement are different. However, one or all of these agreements include stipulated base salary, bonus potential, vacation benefits, severance, and non-competition agreements. These agreements also provide certain benefits if there is a change in ownership of the Company.

Exclusivity Agreement

In 2022, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios for distribution of the Company's planned television series.

7. Convertible Notes Payable

Beginning in August 2023, the Company issued convertible notes payable totaling $9,205,000 in aggregate to Angel Studios, issued monthly through December 2025. These notes bear interest at an annual rate of 7%, mature in May 2026, and require no repayments until maturity. These notes are convertible into preferred units at a price of $1.16 per unit. The balance on these notes was $9,205,000 and $5,300,000 as of December 31, 2025 and 2024, respectively. Accrued interest payable related to these notes was $741,128 and $240,787 as of December 31, 2025 and 2024, respectively, and is included in accrued expenses on the accompanying balance sheets.

8. Preferred and Common Units

The Company has authorized 7,830,897 units of Preferred units and 12,250,000 Common units. During 2025 and 2024, 449,661 and 322,720 of the Common units were issued in exchange for compensation to owners, employees, contractors, and producers of the Company with no cash consideration. During 2024, 22,472 Common units were repurchased for $20,000.

Beginning in 2021 and through the year ended December 31, 2025, the Company entered into several agreements with contractors and employees to grant an ownership interest of Common units in the Company for services performed. The value of these units on the grant date was based on the amount paid in cash by other members and investors for an equivalent ownership interest of common units in the Company. These units had varying vesting terms ranging from 12 to 48 months with the longest vesting term ending in December 2026. The expense associated with these grants is being recognized on a straight-line basis over the vesting term.

Additionally, beginning in 2021 and through the year ended December 31, 2025, the Company entered into several agreements with producers of the show in which they would receive a portion of their compensation in exchange for Common units. These units vested upon the release of the associated episode they produced.

Prior to making any distributions to the Common unit holders, the Company must first make distributions to the Preferred unit holders until they have received a cumulative return of 120% of their initial capital contribution.

Voting

Each member has a number of votes equal to the number of units held by such member, except that Preferred unit holders do not have a right to vote.

9. Related Party Transactions

The Company paid for marketing services to entities owned by Company officers and/or equity holders. During the years ended December 31, 2025 and 2024, the Company incurred expenses of $116,381 and $91,140, respectively, to these related parties for marketing services. As of December 31, 2025 and 2024, the Company had a balance in accounts payable of $20,862 and $19,061, respectively, to these related parties.

During 2024, the Company modified a previous lease agreement with a related party and incurred approximately $19,000 in lease expense to this related party for the years ended December 31, 2025 and 2024.

10. Income Taxes

The provision for income taxes consisted of the following for the years ended December 31:

	2025	2024
Current	$ (34,947)	$ (100)
Deferred	(7,557)	-
	$ (42,504)	$ (100)

The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2025	2024
Federal income tax (provision) benefit at statutory rate	$ (161,425)	$ 158,541
State income tax (provision) benefit at statutory rate	(28,546)	27,005
Permanent differences	(123)	(346)
Change in valuation allowance	147,142	(192,520)
Other	448	7,220
	$ (42,504)	$ (100)

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

	2025	2024
Net operating loss carryforwards	$ 567,157	$ 1,611,715
Unearned revenue	4,910	-
Property and equipment	(2,796)	(5,313)
Unrealized gains	(4,315)	(5,768)
Production costs	(111,442)	(999,978)
Valuation allowance	(453,514)	(600,656)
	$ -	$ -

As of December 31, 2025 and 2024, the Company determined a full valuation allowance was necessary due to the current uncertainty of sufficient taxable income to realize the taxable benefit associated with deferred tax assets. As of December 31, 2025, the Company had federal and state net operating loss (NOL) carryforwards of $2,309,772 and $2,303,527, respectively, available to offset future taxable income, if any. The federal net operating loss carryforwards generated can be carried forward indefinitely.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.

11. Subsequent Events
In January through April 2026, the Company issued additional convertible notes payable to Angel Studios, raising an additional $1,638,767. These notes bear interest at an annual rate of 7%, mature in May 2026, and require no repayments until maturity. These notes are convertible into preferred units at a price of $1.16 per unit.